100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

NEWS RELEASE	2013-07

POLYMET REPORTS FURTHER PROGRESS AT NORTHMET COPPER-NICKEL PROJECT RIGHTS TRADING ON NYSE MKT AND TSX

St. Paul, Minnesota, May 30, 2013 - PolyMet Mining Corp. (TSX: POM & POM.RT; NYSE MKT: PLM & PLM.R) (“PolyMet” or the “Company”) is pleased to report very positive community response to its open house as well as continued progress on both the environmental review and the previously announced Rights Offering.

PolyMet controls 100% of the NorthMet copper-nickel-platinum group metals project, which comprises the NorthMet ore body and the Erie Plant, located in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Community Relations
More than 1,000 people attended the PolyMet open house at the Arena in Hoyt Lakes, MN on May 29, 2013. Booths described the environmental review and permitting process, mining and processing, plans to protect the environment, technology to monitor and maintain air and water quality, as well as job opportunities and the economic benefit of the project.

PolyMet staff gave presentations on job training, construction needs, investor relations, and also addressed general questions about nonferrous mining. More than 400 visitors toured the project site including the Erie Plant facility, about six miles north of Hoyt Lakes.

St. Louis County Commissioner Mike Forsman, one of several elected officials in attendance, said, “The event was great. I like that PolyMet was really educating people on each aspect of the project, whether water controls or economic benefits. Minnesota has the toughest environmental standards and PolyMet can prove that they’ll meet every single one of them.”

“Person after person came up to me to say how excited they are that we’re bringing the Erie Plant back to life,” said PolyMet President and CEO Jon Cherry. “They want to see people get long-term, well-paid jobs and they understand that we will be able to operate safely and also protect the environment. I really appreciate the local community's enthusiastic support and deep interest. This was a great day.”

Environmental Review
On May 13, 2013 PolyMet reported that ERM, the independent EIS Contractor, had completed drafting the NorthMet preliminary supplemental draft Environmental Impact Statement ("EIS").

The Company has subsequently been notified that the Co-Lead Agencies (the Minnesota Department of Natural Resources, the US Army Corps of Engineers, and the US Forest Service) have completed their review and have released the preliminary supplemental draft EIS to the Cooperating Agencies (the U.S. Environmental Protection Agency and the Bois Forte, Fond du Lac, and Grand Portage Tribal Governments).

Once the Cooperating Agencies have completed their review, the NorthMet supplemental draft EIS will be published for public review, expected later this summer.

Congressman Rick Nolan, who represents Minnesota District 8, which includes the NorthMet Project, met with EPA Region V Administrator Dr. Susan Hedman on May 29th to discuss many important issues for northern Minnesota including PolyMet. Congressman Nolan indicated in a separate release that “In meetings with both PolyMet and the EPA, it’s clear that all parties are confident that the process is moving forward in a timely manner, and that PolyMet has been cooperative in agreeing to virtually all that has been asked of them. We have reason to feel confident that the process will produce positive results for the region,”. The entire release from Congressman Nolan can be found on his website at http://nolan.house.gov.

Rights Offering
The NYSE MKT has informed the Company that the Rights to be issued in the previously announced Rights Offering were listed for trading today, May 30, 2013, ticker PLM.R.

The Rights will be listed for trading on the TSX on May 31, 2013, ticker POM.RT.

The Rights Offering will commence with mailing of Rights certificates to all shareholders of Record on June 4, 2013. Every shareholder will receive one Right for every share owned. Two Rights enable the holder to purchase one new PolyMet common share at US$0.66 at any time until July 3, 2013.

PolyMet common stock will start trading "ex-Rights" on both the TSX and NYSE MKT on Friday, May 31, 2013.

Mr. Cherry added, "Completion of the $60.5 million Rights Offering will mean that PolyMet is well financed to complete the environmental review process, obtain permits needed to build and operate the NorthMet Project, and prepare for rapid construction once we have the permits."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the timing of the listing of the Rights on the NYSE MKT and TSX, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. PolyMet has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling 1-416 915-4149.